UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026529

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1900 - 666 Burrard Street
(No. and Street)

Vancouver (City) BC (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D ANDREW MURRAY (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

#1600 - 333 Seymour St. (Address) Vancouver, B.C. (City) (State) V6B 0A4 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements

PI Financial (US) Corp.

(Expressed in U.S. dollars)

March 31, 2015 and 2014

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors of
PI Financial (US) Corp.

We have audited the accompanying financial statements of PI Financial (US) Corp. (a Washington corporation) (the "Company") as of March 31, 2015 and March 31, 2014 and the related statements of income and comprehensive loss, changes in stockholder's equity, and changes in financial condition for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Auditor's responsibility

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PI Financial (US) Corp. as at March 31, 2015 and March 31, 2014 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Supplementary information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered Accountants

PI Financial (US) Corp.
Statements of Financial Condition

(Expressed in US dollars)

March 31	2015	2014
Assets		
Cash	$ 2,145,008	$ 2,585,688
Accounts receivable	2,987	4,579
Due from parent company (Note 6)	19,800	114,217
Due from clients	-	-
Income taxes receivable	7,294	10,281
Prepaid expenses	2,059	2,177
Total assets	$ 2,177,148	$ 2,716,942
Liabilities		
Accounts payable and accrued liabilities	$ 27,908	$ 30,354
Due to clients	-	89,151
Income taxes payable	4,373	-
Total liabilities	32,281	119,505
Stockholder's equity		
Capital stock (Note 5)	1,225,100	1,225,100
Retained earnings	785,508	894,436
Cumulative translation adjustment	134,259	477,901
Total equity	2,144,867	2,597,437
Total liabilities and equity	$ 2,177,148	$ 2,716,942

On behalf of the Board

Director

Director

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statements of Income and Comprehensive Loss

(Expressed in US dollars)

Years ended March 31	2015	2014
Revenue		
Institutional sales	$ 337,472	$ 411,704
Private placements	87,267	2,206
Interest	28,818	34,429
Total revenue	453,557	448,339
Variable compensation	151,094	129,850
Gross profit	302,463	318,489
Expenses		
Audit and legal	29,092	30,965
Clearing fees (Note 6)	20,764	28,019
Consulting	4,066	3,463
Data processing	36,329	40,402
Memberships	23,941	24,692
Office and miscellaneous	566	762
Premises rental (Note 6)	52,746	56,927
Research fees (Note 6)	48,687	59,880
Trading fees (Note 6)	9,101	11,337
Total expenses	225,292	256,447
Income before income taxes	77,171	62,042
Income taxes (Note 9)	11,099	1,204
Net income	66,072	60,838
Other comprehensive income		
Translation of foreign operations	(343,642)	(232,452)
Total comprehensive loss	$ (277,570)	$ (171,614)

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statements of Changes in Financial Condition

(Expressed in US dollars)

Years ended March 31	2015	2014
Cash derived from (applied to)		
Operating		
Net income	$ 66,072	$ 60,838
Change in non-cash operating working capital		
Decrease in accounts receivable	1,103	684
Decrease (increase) in amounts due from parent	89,151	(42,035)
Decrease in prepaid expenses	118	573
Decrease in income taxes receivable	1,825	81,748
Increase in income taxes payable	4,866	-
Increase in accounts payable and accrued liabilities	1,701	2,940
(Decrease) increase in amount due to clients	(89,151)	42,035
Net cash flows from operating activities	75,685	146,783
Financing		
Dividends paid	(175,000)	(200,000)
Amounts received from parent company	(2,852)	(15,258)
Net cash flows from financing activities	(177,852)	(215,258)
Net decrease in cash	(102,167)	(68,475)
Cash, beginning of year	2,585,688	2,905,966
Effect of exchange rates on cash	(338,513)	(251,803)
Cash, end of year	$ 2,145,008	$ 2,585,688

Supplemental cash flow information		
Interest received	$ 28,818	$ 34,429
Income taxes (paid) received, net	(8,112)	72,203

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statements of Changes in Stockholder's Equity
(Expressed in US dollars)
Years ended March 31, 2015 and 2014

	Capital Stock				
	Shares	Amount	Retained earnings	Cumulative translation adjustment	Total
Balance, March 31, 2013	1,225,100	$ 1,225,100	$ 1,033,598	$ 710,353	$ 2,969,051
Net income, year ended March 31, 2013			60,838	-	60,838
Dividends paid			(200,000)	-	(200,000)
Cumulative translation adjustment			-	(232,452)	(232,452)
Balance, March 31, 2014	1,225,100	1,225,100	894,436	477,901	2,597,437
Net income, year ended March 31, 2014			66,072	-	66,072
Dividends paid			(175,000)	-	(175,000)
Cumulative translation adjustment			-	(343,642)	(343,642)
Balance, March 31, 2015	**1,225,100**	**$ 1,225,100**	**$ 785,508**	**$ 134,259**	**$ 2,144,867**

See accompanying notes to the financial statements.

1. Nature of operations

PI Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

The Company is a wholly-owned subsidiary of PI Financial Corp. and transacts exclusively with institutional investors on delivery versus payment or receipt versus payment basis. The Company does not hold client securities or funds beyond settlement date. All securities transactions are processed through its parent company, PI Financial Corp., which acts as the clearing and settlement agent for the Company.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are prepared in United States (U.S.) dollars, in accordance with accounting principles generally accepted in the United States of America.

Basis of presentation

These financial statements are prepared based on settlement date basis.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

Private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

2. Summary of significant accounting policies (continued)

Foreign currency translation

The Company's functional currency is the Canadian dollar. These financial statements have been translated into U.S. dollars for regulatory purposes. All assets and liabilities accounts denominated in Canadian dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of comprehensive income for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Accounting for uncertainty in income taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Cash

Cash includes cash on hand, held at one financial institution.

3. Financial instruments, fair value measurements

The Company follows guidance under the ASC Topic 820 *Fair Value Measurements and Disclosures* with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

3. Financial instruments, fair value measurements (continued)

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

4. Financial instruments

Fair value

The financial instruments consist of cash, accounts receivable, due from parent company, accounts payable and accrued liabilities and due to clients. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

As at March 31, 2015, all accounts receivable and due from parent company are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(b) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability.

(Expressed in U.S. dollars)

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis
The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the years ended March 31, 2015 and 2014, applied to the balances as of this date. This analysis assumes that all other variables remain constant. Due from/to clients and due from/to broker and dealer amounts do not bear interest; therefore, there is no interest rate risk on these balances.

March 31, 2015	**Carrying value**	**Effect of a 100 bp increase in interest rates on net income**	**Effect of a 100 bp decrease in interest rates on net income**
Cash	**$ 2,145,008**	**$ 21,450**	**$ 19,494**

March 31, 2014	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
Cash	$ 2,585,688	$ 25,857	$ (25,111)

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk (continued)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates of financial amounts denominated in U.S. dollars. The Company incurs foreign exchange risk on financial instruments denominated in currencies other than their functional currency, which includes cash, accounts receivable, client receivables and payables, and broker receivables and payables. The Company is not materially impacted by foreign exchange risk.

5. Capital stock

		2015	2014
Authorized			
100,000,000	common shares without par value		
Issued			
1,225,100	common shares	**$ 1,225,100**	$ 1,225,100

6. Related party transactions

(a) During the year ended March 31, 2015, the Company paid research and trading fees of $57,788 (2014 - $71,217), clearing fees of $20,764 (2014 - $28,019) and rent of $52,746 (2014 - $56,927) to its parent company, PI Financial Corp.

(b) At March 31, 2015, amounts due from parent company include $19,800 (2014 - $114,217) due from PI Financial Corp.

(c) During the year ended March 31, 2015, the Company paid dividends of $175,000 (2014 - $200,000) to PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

(Expressed in U.S. dollars)

7. Concentrations

For the year ended March 31, 2015, two (2014 - two) customers each accounted for more than 10% of the Company's commission, private placement and corporate finance revenue totalling approximately $193,000 (2014 - $142,000).

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2015, the Company had net capital of $1,838,417 (2014 - $2,230,260) which was $1,738,417 (2014 - $2,130,260) in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0176 to 1. As at March 31, 2015, the Company was in compliance with all minimum regulatory requirements.

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

(Expressed in U.S. dollars)

9. Income taxes

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the Company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2015	2014		**2015**		2014
	Percentage of Income					
Income taxes at the statutory rate	**26.0**	26.0	**$**	**20,064**	$	16,131
International financial business recovery of provincial taxes	**(9.6)**	(16.2)		**(7,399)**		(10,064)
Rate differential and others	**(2.0)**	(7.8)		**(1,566)**		(4,863)
Income tax provision	**14.4**	2.0	**$**	**11,099**	$	1,204

10. Subsequent events

The Company has evaluated subsequent events through May 25, 2015, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to financial statements.

11. Comparative amounts

Certain prior period balances have been reclassified to conform to the financial statements presentation in the current period.

PI Financial (US) Corp.
Focus Report - Part IIA - Computation of Net Capital Pursuant to Rule ISC3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)
March 31, 2015

Firm ID: 127404

1			Total ownership equity (o/e)	$ 2,144,867
2			Deduct o/e not allowable for net capital (NC)	
3			Total o/e qualified for net capital	2,144,867
4			Add:	
	A		Allowable subordinated liabilities	
	B		Other deductions or credits	
			Description	
			FINRA Rule 3020(b)(2)	(145,803)
5			Total capital and allowable subloans	1,999,064
6			Deductions and/or charges:	
	A		Total non-allowable assets	(32,140)
	B		Aged fail to deliver	
		1.	Number of items	
	F		Other deductions and/or charges	
7			Other additions and/or allowable credits	
8			Net capital before haircuts	1,966,924
9			Haircuts on securities:	
	A		Contractual commitments	
	B		Subordinated debt	
	C		Trading and investment sec:	
		1	Exempted securities	
		2	Debt securities	
		3	Options	
		4	Other securities	
	D		Undue concentration	
	E		Other	
			Description: haircut on Canadian dollar currency deposits of $2,591,450	(128,507)
10			Net capital	$ 1,838,417
11			Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 2,152
12			Minimum dollar requirement	$ 100,000
13			Net capital requirement (greater of line 11 or 12)	$ 100,000
14			Excess net capital	$ 1,738,417
15			Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$ 1,718,417

PI Financial (US) Corp.
Focus report - Part IIA - Computation of Net Capital Pursuant to Rule ISC3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)
March 31, 2015

Firm ID: 127404

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	**$ 32,281**
17	Add:	
A	Drafts for immediate credit	
B	Market value of sec borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
19	Total aggregate indebtedness	**$ 32,281**
20	Ratio of AI/NC	**1.76%**
29	Percentage of debt to debt equity	**0.00%**

PI Financial (US) Corp.
Other Representations
(Expressed in U.S. dollars)
March 31, 2015 Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2015. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2015. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2015. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.
Reconciliation of Computation of Net Capital
(Expressed in U.S. dollars)
March 31, 2015

Firm ID: 127404

Net capital per firm (per March 31, 2015 focus report submitted April 15, 2015)	$	1,838,417
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2015	$	1,838,417

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2015

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audit of the financial statements of PI Financial (US) Corp. (the "Company"), as at and for the year ended March 31, 2015, in accordance with the auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2015

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered Accountants

Grant Thornton

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of PI Financial (US) Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2015, which were agreed to by PI Financial (US) Corp. (the "Company") and the US Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for year period from April 1, 2014 to March 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have

been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered accountants

Grant Thornton

Exemption Report Review

PI Financial (US) Corp.

April 1, 2014 to March 31, 2015

GrantThornton

Exemption Report Review

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors
PI Financial (US) Corp.

We have reviewed management's statements, included in the accompanying PI Financial (US) Corp. Exemption Report, in which (1) PI Financial (US) Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PI Financial (US) Corp claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i), (the "exemption provisions") and (2) PI Financial (US) Corp. stated that PI Financial (US) Corp. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered Accountants

PI FINANCIAL
experience. driven

PI Financial (US) Corp.
Exemption Report
For the period April 1, 2014 to March 31, 2015

1900 - 666 Burrard Street
Vancouver, BC Canada
V6C 3N1

Phone 604 664 2900
Fax 604 664 2666
Toll Free 800 810 7022

www.pifinancialcorp.com

We as members of management of PI Financial (US) Corp. ("the Company") are responsible for complying with 17 C.F.R. § 15c3-3(k) under, which the Company has claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i).

PI Financial (US) Corp. certifies, to its best knowledge and belief, the following:

- The company operates using a (k)(2)(i)- "special account for the exclusive benefit of customers" exemption from Rule 15c3-3. PI Financial (US) Corp. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2015 with one exception that is described below.
- The one exception during the year that occurred when a client wired partial funds to PI Financial (US) Corp. for the settlement of New Issue Private Placement on September 26, 2014. The client advised that the remaining funds were being sent separately and that they would come the same day or the following day. We held the original funds for two business days while waiting for the remaining funds to arrive. The originally wired funds were returned to the client two business days after receipt when the remaining funds were not received. At all times the funds were held in the "special account for the exclusive benefit of customers".

Richard Thomas, President & CCO

D. Andrew Murray, Chief Financial Officer